

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Wei Chen
Chief Executive Officer
Orisun Acquisition Corp.
555 Madison Avenue, Room 543
New York, NY 10022

> **Re: Orisun Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 22, 2020**
> **File No. 001-39014**

Dear Ms. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Business Combination, page 89

1. We note your response to our prior comment 9. We re-issue our comment. Please provide additional quantitative and qualitative disclosure regarding each requested item.

2. We note your response to our prior comment 5. Please provide additional detail regarding the change in valuation between the Ucommune valuation in November 2018 and the initial valuation proposed on April 25, 2020.

Orisun's Board of Director's Reasons for Approving the Business Combination, page 95

3.   We note your response to our prior comment 11. Please revise to explain how your "asset-light" model enables you to operate under a "management output" and "revenue sharing" model. Please explain each model and provide illustrative examples to the extent necessary.

Selected Public Comparable Company Analysis, page 96

4.   We note your response to our prior comment 12, including your disclosure that "Chardan also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Ucommune and the selected companies to provide a context in which it considered the results of the quantitative analysis." Please describe such differences between the operational, business and/or financial characteristics of Ucommune and the selected public companies, as well as the selected precedent transactions companies, and explain how these differences influenced your selection of the particular companies and transactions. Additionally, with respect to the selected precedent transactions, please describe the similar financial characteristics that each listed company shares with Ucommune.

5.   We note your response to our prior comment 13. Please provide the number of "successful SPAC mergers from 2019 to 2020 year to date" that Chardan studied. Please also provide the relevant discount for each of the four transactions, and why you determined to use the discount from these transactions. Include an explanation of why the 15% discount was appropriate for this transaction.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Trade & Services

cc: Giovanni Caruso, Esq.